Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.faegredrinker.com

April 13, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamilton

Re:	FlowStone Opportunity Fund (the “Fund” or the “Registrant”) (File Nos. 811-23352, 333-264029)

Dear Ms. Hamilton:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) that you provided via telephone on March 2, 2023 relating to the Fund’s March 31, 2022 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on June 7, 2022. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response. All disclosure changes will be reflected in future shareholder reports.

1.	Comment: The Fund’s registration statement filed on July 29, 2022 pursuant to Rule 486(b) under the Securities Act of 1933, as amended (the “Securities Act”), contains the following disclosure under the heading “Risks Relating to Accounting, Auditing and Financial Reporting, etc.”:

As a result, the Fund must rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in a privately held company. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other rules and regulations that govern public companies. If the Fund is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and the Fund may lose money on Fund Investments.

The same disclosure was included in the Fund’s registration statement filed on December 19, 2022 pursuant to Rule 486(a) under the Securities Act. Please describe in correspondence the processes and procedures regarding the due diligence that the Adviser has instituted regarding the disclosures noted in the Risks Relating to Accounting, Auditing and Financial Reporting, etc. section of the registration statement.

April 13, 2023

Response: The Adviser follows a structured process to source, evaluate, select, and monitor investments for the Fund. The initial screening process for investment opportunities is typically based on a confidential information memorandum, investment banker’s presentation, existing Adviser knowledge of the assets included in the investment opportunity, and/or an introductory meeting with the seller, Portfolio Fund Manager, or co-investors in Direct Investments (“Co-Investors”). Investment screens include, but are not limited to transaction size, asset quality, asset type, industry sector representation, asset geography, initial estimates of intrinsic value, transaction type, and level of transaction competition. For opportunities that pass the Adviser and its affiliates’ minimum requirements, a due diligence deal team is assigned to evaluate the opportunity in detail. The due diligence process involves a detailed analysis of various aspects of each opportunity, including both qualitative and quantitative assessments. Various proprietary tools and databases are used to better understand market trends, potential return scenarios and/or the historical or anticipated sources of value creation for an investment and its anticipated holding term. Evaluations are generally based on information such as conversations with Portfolio Fund Managers, Co-Investors and/or peers; industry dynamics; competitive positioning; financial analysis and modeling; comparable analysis; precedent transaction analysis; asset performance forecasting; sensitivity analysis; interviews with key personnel; on-site visits; reference calls; third-party consultant reports; and/or track record analysis. The investment committee reviews the conclusions of the due diligence analysis and may decline the opportunity, request additional information, or approve subject to tax and legal due diligence.

2.	Comment: Please explain why the Fund did not include disclosures regarding the nature and risks of unfunded equity commitments, including whether, if such investments are sold, it is probable that they will be sold at amounts different from net asset value per share. See Accounting Standards Codification (ASC) 820–10–50–6A. Please explain supplementally why the Registrant did not include the requirements of sub-item (d) of ASC 820–10–50–6A, requiring a general description of the terms and conditions upon which an investor may redeem investments in the class.

Response: Fund Management agrees that ASC 820–10–50–6A requires the Fund to disclose information that helps users of its financial statements to understand the nature and risks of investments and whether the investments, if sold, are probable of being sold at amounts different from an ownership interest in partners’ capital to which a proportionate share of net assets is attributed. This information is required for fair value measurements of investments which are measured using the practical expedient in paragraph 820-10-35-59 on a recurring or nonrecurring basis during the period. The Fund will enhance the disclosure related to selling investments in future shareholder reports.

The Fund did not include the requirements of sub-item (d) of ASC 820-10-50-6A, requiring a general description of the terms and conditions upon which an investor may redeem investments in the class because the investments in the Fund (with the exception of the short-term money market investment) are interests in private equity funds and are non-redeemable. Should the Fund purchase investments that are redeemable in the future, the Fund will include a general description of the terms and conditions upon which an investor may redeem investments in the class.

April 13, 2023

3.	Comment: In the Fund Management section of the Annual Report, please include a statement that additional information about the Trustees is included in the statement of additional information. See Form N-2, Item 24, instruction 4.f.

Response: The Registrant will include this disclosure in future shareholder reports.

4.	Comment: In the Statement of Assets, Liabilities and Shareholders’ Capital at March 31, 2022, the Trustees fees payable balance is high in relation to the total Trustees expenses for the year. The payable balance was approximately $75,000 at March 31, 2022, but the expenses for the full fiscal year were $100,000. Please supplementally explain how frequently those payables are being settled.

Response: The Trustees eligible to receive compensation from the Fund are paid after each quarterly Board of Trustee meeting. The Fund’s Board of Trustee meetings are held in February, May, August, and November. One of the Fund’s Independent Trustees requested to have their quarterly compensation deposited into the Fund as an investment. Since the Fund has a stated minimum investment by an investor of $100,000, the Fund held this Independent Trustee’s compensation as an accrued expense until the Trustee met the investment minimum requirement.

* * * * *

The preceding comments have been discussed with and related responses have been provided by and discussed with management of the Registrant.

We trust that the foregoing is responsive to your comments. Questions and comments may be directed to the undersigned at (215) 988-2959, or, in my absence, to Joshua Lindauer at (212) 248-3298.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

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